NYSe.
AN ICE EXCHANGE

August 29, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Warrants, each warrant exercisable for one share of the Registrant's common stock at an exercise price of $2.08 of Dakota Gold Corp., under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com